Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended
	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$1,197.6	$732.8	$837.4	$742.7	$387.2
Fixed charges included in the determination of net income	304.1	310.6	303.2	296.8	325.5

Total earnings, as defined	$1,501.7	$1,043.4	$1,140.6	$1,039.5	$712.7

Fixed charges, as defined
Interest charges	$310.9	$320.2	$296.9	$289.9	$319.1
Preference security dividend requirements of consolidated subsidiaries	25.2	37.8	54.0	56.7	60.6
Rental interest factor	9.8	10.1	6.3	6.9	6.4

Total fixed charges, as defined	$345.9	$368.1	$357.2	$353.5	$386.1

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.34	2.83	3.19	2.94	1.85